EXHIBIT 99.1

First Clinical Cases Performed Using Lombard Medical's Aorfix(TM) Plus Endovascular Stent Graft

Increased Diameter May Allow 10 Percent Increase in Aorfix-Treatable AAA Cases

IRVINE, Calif., June 30, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), announced today that the first clinical cases using its new Aorfix™ Plus endovascular stent graft have been successfully completed.

The new addition to the Aorfix endovascular stent graft portfolio was recently approved by the FDA, increasing the upper range of treatable aortic neck diameters up to 33mm. Up to 10 percent more patients with an AAA have the potential to be treated with the Aorfix device as a result of the expanded size range. Aorfix is the only endovascular stent graft with global regulatory approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complex AAA anatomies.

The first cases were successfully completed at a number of centers, including Loma Linda Veterans Administration Hospital in Loma Linda, CA. One of the initial Aorfix Plus cases was performed by Dr.Randy Reisser, a vascular surgeon at Blount Memorial Hospital in Merryville, TN, who has performed several cases using the device. He stated, "I find the stent graft extremely easy to deploy making the placement very predictable." Dr. Reisser has used many commercially available stent grafts and believes "the Aorfix stent graft works very well as compared to other devices and its broader size range now available will allow surgeons to deploy the device in a greater patient pool."

"The launch of the Aorfix Plus stent graft further expands our ability to treat a wider range of patients," said Simon Hubbert, CEO of Lombard Medical. "Our aim is to provide the most effective on-label solution for the broadest AAA patient population - this clearance gets us closer to that goal. Based on patient data collected while conducting the premarket approval (PMA) study for Aorfix, we anticipate Aorfix Plus will enable us to treat up to 10 percent more patients with our family of devices. Aorfix's unique indication to treat patients with aortic neck angulations up to 90 degrees, coupled with a comprehensive suite of sizing options, will allow an even greater number of patients with AAAs to benefit from treatment with Aorfix."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death.  Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer	Tel: +1 949 748 6764

Pure Communications
Matthew H Clawson	Tel: +1 949 370 8500 /
matt@purecommunciationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 /
sjheins@purecommunicationsinc.com

FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000